May 14, 2012

By EDGAR

Michael Clampitt, Esq.

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	First Capital Bancorp, Inc.

Registration Statement on Form S-1

Filed April 23, 2012

File No. 333-180891

Dear Mr. Clampitt:

In response to the comments set forth in your letter dated May 10, 2012 (the “Comment Letter”) with regard to the above-referenced Registration Statement on Form S-1 filed April 23, 2012 (the “Registration Statement”) of First Capital Bancorp., Inc. (“First Capital” or the “Company”), we enclose a copy of Amendment No. 1 to the Registration Statement, dated May 14, 2012, which is being filed today and the Company’s responses to the Comment Letter.

Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response.

General

1.	We note the public offering price of the Preferred Shares will be determined by an auction process. We also note the clearing price will be equal to the highest price in the auction for which the quantity of all bids at or above such price equals the number of Preferred Shares that Treasury elects to sell. This appears to provide a great deal of discretion to the selling shareholder and little certainty to bidders participating in the auction. It is unclear how this process provides a formula that bidders can rely on in placing their bids. Please explain how the bidders will have certainty as to the manner in which the offering price will be determined.

E-mail: george.whitley@leclairryan.com Direct Phone: 804.343.4089 Direct Fax: 804.783.7628	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, DC

Michael Clampitt, Esq.

May 14, 2012

The auction formula is designed to establish principles of fairness among bidders such that bidders at the highest price are ensured to participate in any sale of the Preferred Shares that the selling shareholder determines to sell in the auction. The auction formula is not designed to obligate the selling shareholder to sell the Preferred Shares in the auction, regardless of price. We do not view the selling shareholder’s discretion to sell the Preferred Shares in the auction as any different than the discretion of an issuer to sell securities in a primary offering once the marketing period concludes. Please note that the prospectus discloses that, if the selling shareholder elects to sell any Preferred Shares in the auction, it must sell those shares (which may only represent a portion of the offered Preferred Shares) at the clearing price.

Prospectus Cover Page

2.	Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus. Also confirm that you will not use the prospectus before all outstanding blanks in the “Underwriting” section have been filled in.

We will include the names of the underwriters in a pre- or post-effective amendment to the Registration Statement that is filed before the distribution of prospectuses to potential bidders in the auction. This will also confirm that all information other than information that may be omitted pursuant to Rule 430A will be included in the prospectus prior to its distribution to such potential bidders.

Summary

The Offering, page 1

3.	Revise under “Redemption” to indicate if the Company has the current intention to redeem the preferred in the near future or before May 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

The requested disclosure on the Company’s redemption intention has been added to the prospectus. The Company may request redemption of the Preferred Shares on or after May 15, 2012 (the first dividend payment date falling on or after the third anniversary of the original issuance date) without being required under applicable TARP rules to raise any additional capital. In determining whether to approve the request to redeem some or all of the Preferred Shares, the Federal Reserve considers a variety of factors, including earnings, the risk profile of the Company and the effect that the proposed redemption would have on the capital levels of the Company. Even though the Company may retain its well-capitalized position following redemption of some or all of the Preferred Shares, there can be no assurance that the Federal Reserve would approve the redemption. Accordingly we do not believe it is appropriate to estimate the amount of capital that the Company would need to raise to redeem the Preferred Shares.

4.	Revise under “Voting Rights” to disclose how the nomination process will work in the event that 2 directors are to be added.

The Certificate of Designations establishing the terms of the Preferred Shares does not specify the

Michael Clampitt, Esq.

May 14, 2012

manner in which the nomination of directors would be conducted. Accordingly, we do not believe that such nominations would be limited. Under Virginia law, a plurality of eligible votes would determine the election of the two new directors. Additional disclosure has been added to the prospectus regarding the right of holders of the Preferred Shares to elect directors.

5.	Revise to disclose whether or not the Company will bid in the offering.

The requested disclosure on the Company’s intention to bid in the auction is included on the cover page of the prospectus, under “Summary - Auction Process” on page 8 and under “Risk Factors - We are permitted…” on page 23.

Risk Factors

We are currently required to obtain regulatory…, page 20

6.	Please revise to disclose the general conditions under which dividends will be allowed.

As disclosed in the prospectus, the Company has paid in full all of the dividends due on the Preferred Shares. The Company is required by SR 09-4 issued by the Federal Reserve on February 24, 2009 to consult with the Federal Reserve with respect to the payment of dividends. The Company is not certain at this time how much longer it will be required to continue to obtain Federal Reserve approval to pay dividends on the Preferred Shares, nor can it determine the specific factors the Federal Reserve will use in assessing whether to approve dividend payments or whether those factors may change.

Exhibits

7.	We note that the Underwriting Agreement has not been filed as an exhibit to the registration statement. Please file it with your next amendment.

The form of Underwriting Agreement has been added as an exhibit to this filing.

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Please contact me at 804-343-4089 should you require further information or if you have any questions.

Sincerely,

/s/ George P. Whitley

George P. Whitley

Enclosures

cc:	Mr. John M. Presley

Dwight F. Hopewell, Esq.